FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

March 8, 2010

Commission File Number	001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

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jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

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INDEX TO EXHIBITS

Item

1.	Press release entitled, “AU Optronics Corp. Reports February 2010 Consolidated Revenue” dated March 8, 2010.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.
Date: March 8, 2010	By:	/s/ Andy Yang
		Name:	Andy Yang
		Title:	Chief Financial Officer

Item 1

News Release

AU Optronics Corp. Reports February 2010 Consolidated Revenue

Issued by: AU Optronics Corp.

Issued on: March 8, 2010

Hsinchu, Taiwan, March 8, 2010 –

AU Optronics Corp. ("AUO" or the "Company") (TAIEX: 2409; NYSE: AUO) today announced its preliminary consolidated February 2010 revenue of NT$32,666 million, down by 14.5% from January and rose by an impressive 112.4% year-over-year.

Due to the Chinese New Year holidays and fewer workdays in February, large-sized panel (a) shipments for February 2010, with applications as desktop monitors, notebook PCs, and LCD TVs, totaled around 8.01 million units, a 15.3% drop month-over-month. As for small- and medium-sized panels, the shipments amounted to around 16.09 million units, decreased by approximately 17.6% from the previous month.

(a)	Large-size refers to panels that are 10 inches and above in diagonal measurement while small and medium size refers to those below 10 inches

Sales Report :( Unit: NT$ million)
Net Sales(1) (2)	Consolidated(3)	Unconsolidated
February 2010	32,666	31,182
January 2010	38,225	36,260
M-o-M Growth	(14.5%)	(14.0%)
February 2009	15,381	15,323
Y-o-Y Growth	112.4%	103.5%
Jan to Feb 2010	70,891	67,441
Jan to Feb 2009	28,626	28,522
Y-o-Y Growth	147.6%	136.5%

(1) All figures are prepared in accordance with generally accepted accounting principles in Taiwan.
(2) Monthly figures are unaudited, prepared by AU Optronics Corp.
(3) Consolidated numbers include AU Optronics Corp., AU Optronics (L) Corp., AU Optronics (Suzhou) Corp., AU Optronics (Shanghai) Corp., AU Optronics Manufacturing (Shanghai) Corp., AU Optronics (Xiamen) Corp., Darwin

Precisions (L) Corp., Darwin Precisions (Suzhou) Corp., Darwin Precisions (Xiamen) Corp., Darwin Precision Corp., BriView Electronics(L) Corp., BriView Electronics Corp., BVCH Optronics (Sichuan) Corp., BriView Technology Corp., AU Optronics (Czech) s.r.o., M. Setek Co., Ltd. and its affiliates, Toppan CFI (Taiwan) Co, Ltd., Lextar Electronics Corp.,  and AUO Energy Taiwan Corp.

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ABOUT AU OPTRONICS

AU Optronics Corp. (AUO) is a worldwide top three manufacturer* of thin film transistor liquid crystal display panels (TFT-LCD). AUO is able to provide customers with a full range of panel sizes and comprehensive applications, offering TFT-LCD panels in sizes ranging from 1.2 inches to greater than 65 inches. AUO generated NT$359.3 billion (US$11.2 billion) in sales revenue in 2009 with global operations in Taiwan, Mainland China, Japan, Singapore, South Korea, the U.S., and Europe. Additionally, AUO is the first pure TFT-LCD manufacturer to be successfully listed at the New York Stock Exchange (NYSE). AUO extended its market to the green energy industry in late 2008, and formally founded its Solar Photovoltaic Business Unit in October, 2009. For more information, please visit AUO.com.

* DisplaySearch 4Q2009 WW Large-Area TFT-LCD Shipment Report. This data is used as reference only and AUO does not make any endorsement or representation in connection therewith. 2009 year end revenue converted at an exchange rate of NTD31.95:USD1.

Safe Harbour Notice

AU Optronics Corp. (“AUO” or the “Company”) (TAIEX: 2409; NYSE: AUO), a worldwide top three manufacturer of large-size TFT-LCD panels, today announced the above news.  Except for statements in respect of historical matters, the statements contained in this Release are “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. These forward-looking statements were based on our management's expectations, projections and beliefs at the time regarding matters including, among other things, future revenues and costs, financial performance, technology changes, capacity, utilization rates, yields, process and geographical diversification, future expansion plans and business strategy. Such forward looking statements are subject to a number of known and unknown risks and uncertainties that can cause actual results to differ materially from those expressed or implied by such statements, including risks related to the flat panel display industry, the TFT-LCD market, acceptance of and demand for our products, technological and development risks, competitive factors, and other risks described in the section entitled "Risk Factors" in our Form 20-F filed with the United States Securities and Exchange Commission on June 4th, 2008.

For more information, please contact:
Freda Lee	Yawen Hsiao
Corporate Communications Division	Corporate Communications Division
AU Optronics Corp.	AU Optronics Corp.
Tel: +886-3-5008800 ext 3206	+886-3-5008800 ext 3211
Fax: +886-3-5772730	+886-3-5772730
Email: freda.lee@auo.com	yawen .hsiao@auo.com